UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

Financial and Operating Results

On September 7, 2010, DJSP Enterprises, Inc., a British Virgin Islands company, limited by shares (the “Company”), issued a press release announcing the Company’s financial and operating results for the three and six month periods ended June 30, 2010.  A copy of the press release is attached hereto as Exhibit 99.1 (the “Press Release”).

Resignation of Director and Executive Officer

In the Press Release, the Company also announced the resignation of Matthew S. Kayton as a member of the Company’s board of directors effective August 31, 2010; Mr, Kayton also stepped down as the Company’s Executive Vice President and Chief Strategy Officer at such time. Mr. Kayton’s employment agreement with the Company also terminated by mutual agreement at that time.  Mr. Kayton intends to continue to provide comparable services to the Company in the areas of title services, acquisitions and other strategic initiatives on a consulting basis.

Appointment of New Director

The Press Release also announced the appointment of Kerry S. Propper to the Company’s board of directors to replace Mr. Kayton effective August 31, 2010.

Mr. Propper, age 35, was the chief executive officer and a member of the board of directors of Chardan 2008 China Acquisition Corp. since its inception until January 15, 2010 at which time Chardan 2008 China Acquisition Corp., a blank check company, acquired a controlling interest in DAL Group LLC (“DAL”) and changed its name to DJSP Enterprises, Inc. (the “Transaction”).  Mr. Propper has been the owner and chief executive officer of Chardan Capital Markets LLC, a New York based broker/dealer, since July 2003.  He has also been a managing director of SUJG, Inc., an investment company, since April 2005.  From March 2005 through September 2007, Mr. Propper served as the chief financial officer, secretary and a member of the board of directors of Chardan North China Acquisition Corp. which acquired HLS Systems International Ltd. in September 2007, and subsequently changed its name to Hollysys Automation Technologies, Ltd. (Nasdaq Symbol: HOLI).  From September 2007 until May 2010, Mr. Propper served as a director of that company.  From March 2005 through January 2008, Mr. Propper served as the chief executive officer and a member of the board of directors of Chardan South China Acquisition Corp. (which through a merger became A-Power Energy Generation Systems - Nasdaq Symbol: APWR).

Mr. Propper has been a director of China Cablecom Holdings Ltd. since October 2007 and from its inception in December 2003 until November 2005, Mr. Propper served as the executive vice president and a member of the board of directors of Chardan China Acquisition Corp., an OTC Bulletin Board listed blank check company that was seeking to acquire an operating business in the People's Republic of China.  In November 2005, Chardan China Acquisition Corp. completed its business combination with State Harvest Holdings Ltd. and changed its name to Origin Agritech Ltd. Mr. Propper continued to serve as a member of the board of directors of Origin Agritech until January 1, 2009.  Mr. Propper sits on the board of directors of Source Atlantic Inc., a health care consulting company based in Massachusetts.  Mr. Propper was a founder, and from February 1999 to July 2003 owner and managing director of Windsor Capital Advisors, a full service brokerage firm also based in New York.  Mr. Propper was also founder of The Private Capital Group LLC, a small private investment firm specializing in hard money loans and convertible preferred debt and equity offerings for small companies, in May 2000 and was affiliated with it until December 2003.  From July 1997 until February 1999, Mr. Propper worked at Aegis Capital Corp., a broker dealer and NASD member.  Mr. Propper received his B.A. (with honors) in Economics and International Studies from Colby College and studied at the London School of Economics.

Chardan Capital Markets, LLC, an affiliate of Mr. Propper and of which he is Chief Executive Officer, acted as placement agent for a private placement debt offering that was closed in conjunction with the Transaction (the “Private Placement”).  Chardan Capital Markets, LLC received a placement fee of $500,000 in connection with the financing, of which $250,000 was deferred and paid pursuant to a promissory note made by DAL in favor of Chardan Capital Markets, LLC (the “Chardan Capital Markets Note”). The terms of the Chardan Capital Markets Note provide for a 5% interest rate and is due in full on the earlier of the one year anniversary of the payment in full of a note issued to the Law Offices of David J. Stern, P.A. at the closing of the Transaction (the “Note”) or twenty-four (24) months after the closing of the Transaction.  Chardan Capital Markets, LLC will be entitled to receive amortizing payments equal to the remaining unpaid principal balance divided by 12 beginning on the first day of each month following the date that the Note is paid in full.

Mr. Propper and certain of his affiliates also lent money to DAL in connection with the Transaction and received promissory notes in return (the “Senior Financing Notes”).  Mr. Propper received a Senior Financing Note from DAL for $2,611,199 which was the largest amount of principal outstanding under the note since it was issued.  The note currently has an outstanding balance of $1,500,000.  Two companies affiliated with Mr. Propper also received Senior Financing Notes.  Chardan Capital Markets, LLC received a note for $1,347,305.96 and Chardan SPAC Asset Management LLC received a note for $2,000,000.  The original note balances represent the highest principal balances outstanding under the notes since they were issued.  The note issued to Chardan Capital Markets LLC was paid down to $500,000 and subsequently, Chardan Capital Markets LLC assigned the note to Cornix Management LLC, which is also an affiliate of Mr. Propper.  The Company paid in full the note issued to Chardan SPAC Asset Management LLC.  The Senior Financing Notes were issued with interest rates of 15% per annum and are payable by January 15, 2011.  Subsequent to being issued, the interest rate for the note payable to Mr. Propper was reduced to 3% per annum.  In addition to being the Chief Executive Officer of Chardan Capital Markets, LLC. he is the President of Chardan SPAC Asset Management LLC and the Chief Executive Officer of Comix Manangement LLC.  Mr. Propper has significant ownership interests in Chardan Capital Markets, LLC, Chardan SPAC Asset Management LLC and Cornix Management LLC.

Mr. Propper will receive compensation for his services as a director consistent with that received by other non-employee directors, including a monthly retainer of $2,000 and reimbursement for reasonable out of pocket expenses incurred by him.  In addition, upon his appointment to the board of directors, Mr. Propper was granted under the Company’s Equity Incentive Plan options to purchase 5,000 of the Company’s ordinary shares at an exercise price of $3.07.

Change in Executive Compensation

On August 31, 2010, the Company’s board of directors and David J. Stern, the Company’s Chairman and Chief Executive Officer, agreed to an amendment to Mr. Stern’s employment agreement with the Company pursuant to which Mr. Stern’s annual base salary will be reduced to one dollar effective September 10, 2010 through December 31, 2010, at which time the amount of Mr. Stern’s future base salary will be reviewed by the board of directors and Mr. Stern.  This amendment has no effect on any other terms of Mr. Stern’s employment agreement and the change in base salary does not apply to any other terms of the agreement including the calculation of benefits payable to Mr. Stern in the event of early termination of his employment with the Company.

 EXHIBITS

Exhibit No.	Description

99.1	Press release dated September 7, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ David J. Stern
Name: David J. Stern
Title: Chairman and Chief Executive Officer